Filed by Western Sizzlin Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Western Sizzlin Corporation
Exchange Act File No.: 001-13650

Western Sizzlin Corporation Completes Distribution of Special Dividend of Steak n Shake Shares

ROANOKE, Va., Nov. 9 /PRNewswire-FirstCall/ -- Western Sizzlin Corporation ("Western") (Nasdaq: WEST), today announced that on November 6, 2009, Western completed its previously announced distribution to Western stockholders of a special dividend payable in the form of 1,322,806 shares of common stock of The Steak n Shake Company ("Steak n Shake") (NYSE: SNS).  The dividend was paid at the rate of approximately 0.465 shares of Steak n Shake common stock for each share of Western outstanding as of November 2, 2009, the record date for the distribution, with fractional share interests settled by a cash payment.

The distribution was made pursuant to the terms of the previously announced merger agreement entered into on October 22, 2009 between Western and Steak n Shake.  Pursuant to the merger agreement, Western would be acquired by Steak and Shake in exchange for subordinated debentures of Steak n Shake in an aggregate principal amount of $22,959,000.  At the effective time of the merger, each share of Western's common stock would be converted into the right to receive debentures in principal amount equal to approximately $8.07 per share based upon the number of shares of Western common stock currently outstanding.  The Steak n Shake debentures will have a term of five years from the effective date of the merger, will bear interest at the rate of 14% per annum and will be pre-payable without penalty at the option of Steak n Shake after one year from the date of issuance.

Closing of the merger transaction is subject to satisfaction (or waiver) by the parties of certain conditions, including approval by Western's stockholders.  Although the distribution by Western of the Steak n Shake stock was contemplated and required by the merger agreement, the distribution was not conditioned upon completion of the merger and Western's stockholders who received the Steak n Shake shares in the distribution will be entitled to retain those share regardless of whether the merger is consummated.

ADDITIONAL INFORMATION CONCERNING THE TRANSACTION

Steak n Shake plans to file a registration statement and related transaction statement on Schedule 13E-3 with the Securities and Exchange Commission (the "SEC") with respect to the merger.  The registration statement will include Western's proxy statement for the special meeting of its stockholders to consider the merger and Steak n Shake's prospectus with respect to the debentures.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STEAK N SHAKE, WESTERN, THE TRANSACTION AND RELATED MATTERS.  Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents filed by Steak n Shake and Western with the SEC through the SEC's web site at www.sec.gov.  In addition, Western stockholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and transaction statement, when available, from Western by directing such requests to Western, attention: Investor Relations, 401 Albemarle Ave SE, Roanoke, Virginia 24013, telephone at (540) 345-3195.

PARTICIPANTS IN THE SOLICITATION

Steak n Shake, Western and Western's directors and officers may be deemed to be participants in the solicitation of proxies from Western's stockholders in connection with the proposed merger involving Western and Steak n Shake.  Information regarding Western's directors and officers and a description of their interests in Western is contained in Western's definitive proxy statement on Schedule 14A with respect to its 2009 Annual Meeting of Stockholders, which was filed with the SEC on July 15, 2009, and will also be contained in the proxy statement/prospectus relating to the proposed merger when it becomes available.   Western's stockholders may obtain additional information about the direct and indirect interests of the participants in the acquisition, by security holdings or otherwise, by reading the proxy statement/prospectus and other materials to be filed with the SEC when such information becomes available.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are intended to be covered by the safe harbors created thereby.  These statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ markedly from those projected or discussed here.  Steak n Shake and Western caution readers not to place undue reliance upon any such forward-looking statements, for actual results may differ materially from expectations.  Neither company undertakes to publicly update or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.  Further information concerning the types of factors that could impact the companies' businesses can be found in their filings with the SEC.

ABOUT THE STEAK N SHAKE COMPANY

Steak n Shake is a holding company.  Its primary restaurant operation is conducted through Steak n Shake Operations Inc.  The Steak n Shake restaurant chain, founded in 1934, is a classic American brand serving premium burgers and milkshakes through its chain of 485 restaurants.

ABOUT WESTERN SIZZLIN CORPORATION

Western Sizzlin Corporation is a holding company which owns a number of subsidiaries, with its primary business activities conducted through Western Sizzlin Franchise Corporation and Western Sizzlin Stores, Inc, which franchise and operate restaurants.

CONTACT:

Robyn B. Mabe, Chief Financial Officer, Western Sizzlin Corp., (540)-345-3195